UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            RAND CAPITAL CORPORATION

--------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share

                                  752185 10 8
                           --------------------------
                                 (CUSIP Number)

                              Ward B. Hinkle, Esq.
                  Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                   1800 One M&T Plaza, Buffalo, New York 14203
                                 (716) 856-4000

       -------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997

                       ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box __.

                  Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 752185 10 8                               Page 2 of 5 Pages


1.       Name of Reporting Person
         SS or IRS Identification No. of above person

                  Reginald B. Newman, II
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)___
                                                               (b)___
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
            US

         NUMBER OF SHARES                    7.       SOLE VOTING POWER
         BENEFICIALLY OWNED                             606,250
         BY EACH REPORTING
         PERSON WITH                         8.       SHARED VOTING POWER
                                                          -0-

                                             9.       SOLE DISPOSITIVE POWER
                                                        606,250

                                            10.      SHARED DISPOSITIVE POWER
                                                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  606,250

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    ____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.6%

14.      TYPE OF REPORTING PERSON*
                  IN

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the common stock, par value $.10 per share ("Common Stock"), of Rand Capital Corporation, a New York corporation (the "Company"). The offices of the Company are located at 2200 Rand Building, Buffalo, New York 14203.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is filed by Reginald B. Newman, II.

                  (b) Mr. Newman's address is 700 Grand Island Boulevard, Tonawanda, New York 14150.

                  (c) Mr. Newman's principal occupation is as President of NOCO Energy Corp., a company which stores and distributes petroleum products. NOCO's principal executive offices are located at 700 Grand Island Boulevard, Tonawanda, New York 14150. Mr. Newman became a member of the Company's Board of Directors in 1987, and he has served as a Director since then.

                  (d) During the past five years, Mr. Newman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mr. Newman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (e)  Mr. Newman is a U.S. citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Newman purchased 106,250 shares of Common Stock on December 31, 1997 with $106,250 of his personal funds. Prior to the transaction, Mr. Newman owned 500,000 shares of Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The acquisition by Mr. Newman of Common Stock was made for investment purposes. Mr. Newman will continually evaluate the business, financial condition, and prospects of the Company, market price of the shares of Common Stock, return on his investment, alternative investments, conditions in the economy and his own need for liquidity in his investments with a view toward determining whether to hold, decrease, or increase his investment in Common Stock. From time to time, based upon such evaluation, Mr. Newman may sell all or a portion of his Common Stock, or may purchase additional Common Stock, at varying prices in the open market, in privately negotiated transactions, and/or in other transactions.

                  Mr. Newman has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's business or corporate structure including, but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (v) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vi) causing a class of securities of the Company to be delisted from a national securities association or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (viii) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Newman owns beneficially, and has the power to vote and dispose of, 606,250 shares or approximately 10.6% of the outstanding Common Stock of the Company.

                  (b) Mr. Newman has sole voting and investment power with respect to the shares of Common Stock owned by him.

                  (c) On December 31, 1997, Mr. Newman purchased 106,250 shares of Common Stock in a direct cross-sale at the then market price of $1.00 per share. As a result, immediately after the transaction Mr. Newman owned 606,250 shares of Common Stock or approximately 10.6% of the 5,708,304 shares of Common Stock then outstanding. Mr. Newman has not effected any other transactions in the Company's Common Stock in the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the terms of a private offering made in January of 1997, the Company filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the offer and sale by the purchasers in the private offering (including Mr. Newman) of as many shares of Common Stock as the individual purchasers may wish to sell in a delayed or continuous offering of such shares to the public. There are no other contracts, arrangements, understandings, agreements, or relationships (legal or otherwise) between Mr. Newman and any person with respect to securities of the Company.


ITEM 7.           MATERIAL FILED AS EXHIBITS.

                  None.




                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Date:  January 5, 1998                             S/Reginald B. Newman II
                                                   ------------------------
                                                   Reginald B. Newman, II


       Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.